Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
August 5, 2014
________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 22, 2014
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders of MediWound Ltd., or the Company, to be held at 10:00 a.m. (Eastern Daylight Time) on Monday, September 22, 2014, at the offices of White & Case LLP, 1155 Avenue of the Americas, 40th Floor, New York, New York 10036 (the "Meeting").

The Annual General Meeting is being called for the following purposes:

(1)
To approve each of Messrs. Ruben Krupik, Ofer Gonen and Meron Mann and Dr. Marian Gorecki (the Company’s incumbent directors who are not external directors) to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successor is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(4)
To approve the grants of options to purchase shares of the Company under the Company’s 2014 Share Incentive Plan to each of our external directors, Ms. Sarit Firon and Dr. Abraham Havron, and, contingent upon their election to the Board at the Meeting pursuant to Proposal 1 above, Dr. Marian Gorecki and Mr. Meron Mann;

(5)	To approve and ratify in all respects an amendment to the terms of employment of the Company's President and Chief Executive Officer; and

(6)	To approve and ratify in all respects a one-time bonus to the Company’s President and Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2013, as previously made available to our shareholders as part of our Final Prospectus filed with the Securities and Exchange Commission on March 21, 2014 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 3, 5 and 6 and, if Proposal 3 is not approved at the Meeting, Proposal 4, requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety. This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on August 18, 2014, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-8-932-4010.

Shareholders of record of shares as of the close of business on August 11, 2014 are entitled to notice of and to vote at the Meeting (with one vote per share held). All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly to the Company by mail. No postage will be required if they are mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company, LLC.  If you are sending your proxy cards to us by mail, the proxy cards must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement.  Your proxy cards, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxies will be voted “FOR” the proposals described above other than Proposals 3, 5 and 6 and, if Proposal 3 is not approved, Proposal 4. If you attend the Meeting, you may vote in person and in such case your proxy cards will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the proxy or voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also be able to provide such voting instructions via the Internet, at the website www.proxyvote.com.

Sincerely,
Ruben Krupik Chairman of the Board of Directors

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 8 932 4010
__________________________

PROXY STATEMENT
______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd, (“MediWound” or the “Company”), to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Eastern Daylight Time) on Monday, September 22, 2014, at the offices of White & Case LLP, 1155 Avenue of the Americas, 40th Floor, New York, New York 10036.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of MediWound ordinary shares, on or about August 18, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on August 11, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve each of Messrs. Ruben Krupik, Ofer Gonen and Meron Mann and Dr. Marian Gorecki (the Company’s incumbent directors who are not external directors, the "Incumbent Directors") to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successor is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)	To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(4)
To approve the grants of options to purchase shares of the Company under the Company’s 2014 Share Incentive Plan to each of our external directors, Ms. Sarit Firon and Dr. Abraham Havron, and, contingent upon their election to the Board at the Meeting pursuant to Proposal 1 above, Dr. Marian Gorecki and Mr. Meron Mann;

(5)	To approve and ratify in all respects an amendment to the terms of employment of the Company's President and Chief Executive Officer; and

(6)	To approve and ratify in all respects a one-time bonus to the Company’s President and Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2013, as previously made available to our shareholders as part of our Final Prospectus filed with the Securities and Exchange Commission on March 21, 2014 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On July 30, 2014, we had 21,297,844 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, August 11, 2014, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 3, 5 and 6 and, if Proposal 3 is not approved at the Meeting, Proposal 4, requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager (although with respect to certain matters, a controlling shareholder is deemed to include a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company), but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.”  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1 and 2 and, if Proposal 3 is approved at the Meeting, Proposal 4, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposal 3, 5 or 6, and if Proposal 3 is not approved at the Meeting, Proposal 4, you will be deemed to have abstained from voting on that proposal.

If you possess a personal interest in the approval of Proposals 3, 4, 5 or 6 you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our General Counsel at +972-8-932-4010 or Fax: +972-8-932-4011, who will advise you as to how to submit your vote for those proposal(s).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card).  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

You may also submit voting instructions to a broker, trustee or nominee via the internet (at www.proxyvote.com).  Please be certain to have your control number from your proxy card or voting instruction card ready for use in providing your voting instructions.

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to Proposals 1, 3, 4, 5 and 6, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the bank, broker or other nominee from you with respect to Proposal 2, it may vote at its discretion on that proposal.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not (in the case of Proposals 1, 3, 4, 5 and 6), or does not (in the case of Proposal 2), cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If as a beneficial holder you believe that you possess a personal interest in the approval of any of Proposals 3, 4, 5 or 6 you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 11, 2014. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 11, 2014, or which appear in the participant listing of a securities depository on that date

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 17, 2014. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings as of July 30, 2014.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd.(3)	9,789,555	46.0%
Lior Rosenberg(4)	1,851,272	8.7%
Harel Insurance Investments & Financial Services Ltd.(5)	1,366,327	6.4%
Migdal Insurance and Finance Company Ltd.(6)	1,296,206	6.1%
Directors and executive officers (7)	2,795,892	12.6%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,297,844 ordinary shares issued and outstanding as of July 30, 2014.

(3)
Consists of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd., or CBI; and (ii) 1,580,582 ordinary shares held by CBI. Access Industries Group indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group's address is 730 Fifth Avenue, New York, New York 10019, United States.

(4)
Consists of (i) 141,067 ordinary shares held directly by Lior Rosenberg; and (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Mr. Rosenberg. Mr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(5)
Consists of (i) 1,229,016 ordinary shares which are held by certain subsidiaries of Harel Insurance Investments & Financial Services Ltd.; and (ii) 137,317 ordinary shares which are beneficially held by Harel Insurance Investments & Financial Services Ltd. for its own account. Harel Insurance Investments & Financial Services Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Harel Insurance Investments & Financial Services Ltd. is 3 Abba Hillel Rd. Ramat Gan, Israel.  The foregoing information is based on the Schedule 13G filed by Harel Insruance Investments & Financial Services Ltd. on April 7, 2014.

(6)
Consists of (i) 1,079,300 ordinary shares which are held by certain subsidiaries of Migdal Insurance and Financing Holdings Ltd. and (ii) 216,906 ordinary shares which are beneficially held by Migdal Insurance & Financing Holdings Ltd. for its own account. Migdal Insurance & Finance Holdings Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal Insurance & Finance Holdings Ltd. is 4 Efal Street, Petah Tikva, Israel.

(7)
Consists of (i) 1,863,892 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 931,000 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to July 30, 2014 but have not been exercised as of July 30, 2014.

PROPOSAL 1

RE-ELECTION OF FOUR DIRECTORS

Background

We currently have a board of directors composed of six directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Messrs. Ruben Krupik, Ofer Gonen and Meron Mann and Dr. Marian Gorecki, the incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

Each of the proposed nominees has delivered a declaration to our Company in which he confirms that he complies with the required qualifications under the Companies Law for appointment as a member of our board of directors, based on details provided by him, and has confirmed that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the board of directors. Copies of the declarations of the directors are available for inspection at our Company’s offices in Yavne, Israel.

The following information is supplied with respect to each nominee for election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Ruben Krupik has served as Chairman of our board of directors since 2003. Mr. Krupik is the Chief Executive Officer of Clal Biotechnology Industries Ltd. (“CBI”), an Israeli public holding company, traded on the TASE, specializing in investments in biotechnology and medical device companies. Mr. Krupik has served as the Chief Executive Officer of ARTE Venture Group Ltd., a management investment firm, since 2003. Mr. Krupik also currently serves on the board of directors of several Israeli companies, including CureTech Ltd., a biotechnology company. He previously served as Chairman of BioCancell Therapeutics Inc. from 2011 to 2012 and D-Pharm Ltd. from 2003 to 2012. Mr. Krupik holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem and an L.L.B. from Tel Aviv University, Israel.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Vice President of CBI. Since 2003, he has been a Partner at ARTE Venture Group Ltd. and has served as the Managing Director of Biomedical Investments and as Chairman of PolyHeal. He also currently serves on the board of directors of Andromeda Biotech Ltd., CureTech Ltd., D-Pharm Ltd., Avraham Pharmaceuticals Ltd. and Clal Life Sciences L.P. Mr. Gonen is a veteran of Talpiot, a prestigious unit of the Israel Defense Forces, and was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Meron Mann has served as a member of our board of directors since August 2007. From 2008 to 2010, he served as Chairman of Elcon Recycling Center Ltd., an Israeli industrial wastewater treatment service provider, and since 2010, he has served as one of its directors. Additionally, he currently serves as Chairman of Plastmed Ltd., an Israeli medical device company since 2008, Equashield Ltd., an Israeli medical device company since 2010 and KB Recycling Industries Ltd., a private Israeli company providing environment services, since 2013. Mr. Mann also serves on the board of directors of Kast Silicone Ltd., a silicone manufacturing and development company, and CaridoDex Ltd., a medical device company, since 2010 and Medical Compression System (DBN) Ltd., an Israeli biotechnology company since 2011. From 2002 to 2006, Mr. Mann served as Group Vice President of Europe of Teva Pharmaceutical Finance LLC and Teva. Mr. Mann holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.Sc. in Industrial Engineering from the Technion—Israel Institute of Technology, Israel.

Marian Gorecki, Ph.D. is one of our co-founders and has served as a member of our board of directors since 2007. From 2000 to 2007, Dr. Gorecki served as our Chief Executive Officer and Chief Scientific Officer. Dr. Gorecki has also served as a Clinical Advisor of PolyHeal since 2005. From 2000 to 2008, he served as a consultant to Clal. Dr. Gorecki has served as Chairman of Thrombotech Technologies Ltd., an Israeli biotechnology company, since 2008 and currently serves on the board of directors of PROLOR Biotech, Inc., a biopharmaceutical company. From November 2005 to March 2011, Dr. Gorecki served on the board of directors of SciGen Ltd., a biotechnology company developing, manufacturing, and marketing biopharmaceuticals, where he was also Chairman of the Scientific Advisory Board. Dr. Gorecki was a Senior Research Scientist and an Associate Professor at the Weizmann Institute of Science from 1982 to 1986. Dr. Gorecki holds a B.Sc. and an M.Sc. in Chemistry from the Technion—Israel Institute of Technology, Israel and a Ph.D. in Biochemistry from the Weizmann Institute of Science and was a post graduate fellow in the Biology Department at the Massachusetts Institute of Technology.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

(a)
“RESOLVED, that Mr. Ruben Krupik be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(c)
“RESOLVED, that Mr. Meron Mann be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(d)
“RESOLVED, that Dr. Marian Gorecki be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Messrs. Ruben Krupik, Ofer Gonen, and Meron Mann and Dr. Marian Gorecki.

PROPOSAL 2

APPROVAL OF THE REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, independent registered public accounting firm, or Kost Forer Gabbay and Kasierer, served as our independent registered public accounting firm since their appointment in 2001 (the Company’s inception). Our audit committee and board of directors resolved to nominate Kost Forer Gabbay and Kasierer for reappointment as our independent registered public accounting firm, until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kost Forer Gabbay and Kasierer’s reappointment and authorize our board of directors (with power of delegation to our audit committee) to fix Kost Forer Gabbay and Kasierer’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, (i) Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2014, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kost Forer Gabbay and Kasierer. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3

APPROVAL OF THE COMPANY’S COMPENSATION POLICY

Background

Pursuant to the Companies Law, every public Israeli company is required to adopt a compensation policy (the "Compensation Policy") that sets forth guidelines for the compensation of office holders (as defined in the Companies Law).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, a company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, a company’s risk management, size and the nature of its operations. The Companies Law describes what factors have to be considered by, and what principles must be included in, a compensation policy.

Under the Companies Law, the compensation committee of a company’s Board of Directors is responsible for (a) recommending the Compensation Policy to the Board of Directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the Compensation Policy and to the compensation of a Company’s office holders as well as functions previously fulfilled by the audit committee of the Board of Directors with respect to approval of the terms of engagement of office holders. In light of these requirements, our Board of Directors has appointed a compensation committee, and that committee has recommended, and our Board of Directors has approved, a Compensation Policy for the office holders of our Company, in the form attached as Annex A to this Proxy Statement, that covers the matters described in the Companies Law and the regulations promulgated thereunder and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company.

We recommend that our shareholders refer to the Compensation Policy, which is attached as Annex A to this Proxy Statement.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Compensation Policy for the office holders of MediWound Ltd. attached as Annex A to the Proxy Statement, as approved by the Board of Directors of MediWound Ltd., be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above, the approval of the Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 3.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided in the space provided on the proxy card (or on the voting instruction form) and instead of filling in your vote for Proposal 3, you should instead contact our General Counsel at +972-8-932-4010 or Fax; +972-8-932-4011, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact the General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Compensation Policy

PROPOSAL 4

APPROVAL OF GRANTS OF OPTIONS TO PURCHASE ORDINARY SHARES OF OUR
COMPANY TO THE DIRECTORS

Background

The Companies Law and the regulations promulgated thereunder provide that a grant of options to purchase securities of a company to a director of the company must be awarded as part of a compensatory plan that is available by its terms to other office holders. Such grant of options must be approved by a company’s compensation committee, board of directors and shareholders, in that order.

Accordingly, each of our compensation committee and Board approved, in accordance with the Compensation Policy and subject to the approval of our shareholders, a grant of options to purchase 10,000 ordinary shares of our Company, consistent with the Compensation Policy, to each of our external directors, Ms. Sarit Firon and Dr. Abraham Havron and, contingent upon their reelection as directors at the Meeting pursuant to Proposal 1 above, two of the Company’s directors, Dr. Marian Gorecki and Mr. Meron Mann (the “Options Grant”), which options will:

1.	be granted as of the date of the Meeting;

2.	become vested and exercisable over three years beginning on the first anniversary of the grant;

3.	have an exercise price equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the grant date;

4.	have a term expiring five years from the date of grant, unless earlier terminated in accordance with our 2014 Share Incentive Plan (the “2014 Plan”); and

5.	will otherwise be subject to the terms of the 2014 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the grant to each of Ms. Sarit Firon and Dr. Abraham Havron, the external directors of the Company, and, contingent upon their re-election to the board of directors at the Meeting pursuant to Proposal 1 of the proxy statement relating to the Meeting, Dr. Marian Gorecki and Mr. Meron Mann, directors of the Company, of options to purchase 10,000 shares of the Company upon the terms described in Proposal 4 of the proxy statement relating to the Meeting, be, and the same hereby is, approved.”

Required Vote

As described above, the approval of the Options Grant requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal.  Furthermore, under the Companies Law, if Proposal 3 (adoption of the Compensation Policy) is not approved at the Meeting, the approval of the Options Grant requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 4.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided on the proxy card (or on the voting instruction form) and instead of filling in your vote for Proposal 4, you should instead contact our General Counsel at +972-+972-8-932-4010 or Fax; +972-8-932-4011, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact the General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the grant of options to the Directors.

PROPOSAL 5

APPROVAL OF THE AMENDMENT TO THE EMPLOYMENT TERMS OF OUR
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any public Israeli company that seeks to approve compensation terms of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Our compensation committee and Board concluded that our president and chief executive officer should receive an increase in monthly salary based on the Company’s success in its IPO and the increase in level of responsibility in managing a public company with managing an integrated global company with and extensive R&D programs, sterile manufacturing facility and commercial organization.  Accordingly, each of our compensation committee and Board approved, in accordance with our Compensation Policy and subject to the approval of our shareholders, approved an increase in the monthly salary to be paid to the CEO, retroactive to April 1, 2014, to NIS 85,000 (approximately $24,800) (the "CEO Compensation Amendment").

The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on July 31, 2014.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the amended terms of the employment of the CEO, as described in Proposal 5 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby are, approved.

Required Vote

As described above, the approval of the CEO Compensation Amendment requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 5.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided in the space provided on the proxy card (or on the voting instruction form) and instead of filling in your vote for Proposal 5, you should instead contact our General Counsel at +972-8-932-4010 or Fax; +972-8-932-4011, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Compensation Amendment.

PROPOSAL 6

APPROVAL OF PAYMENT OF A SPECIAL ONE-TIME BONUS TO OUR
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders.

Following our initial public offering in March 2014, each of the Company's employees, except for the Company's officers including the CEO, had received a one-time bonus in the amount of a one month’s salary.  The compensation committee and the Board concluded that each of the Company’s employees should receive this bonus for their contribution to the success of the Company’s IPO, which raised over $80 million for the Company and was completed efficiently.  Our compensation committee and our Board, in accordance with the Compensation Policy and subject to approval of our shareholders, approved a cash bonus of one month salary as described in Proposal 5, to be payable to the CEO (the “CEO Bonus”) together with the bonuses to be granted to the our Company’s other officers.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the bonus of one month’s salary, as described in Proposal 6 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby is, approved.

Required Vote

As described above, the approval of the CEO Bonus requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 6.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided in the space provided on the proxy card (or on the voting instruction form) and instead of filling in your vote for Proposal 6, you should instead contact our General Counsel at +972-8-932-4010 or Fax; +972-8-932-4011, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Bonus.

COMPENSATION

Summary Compensation Table

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2013.  All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2013.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment(2)	Other Compensation(3)	Total	Total (4)
	(New Israeli Shekels)					(US Dollars)
Gal Cohen Chief Executive Officer	1,040,542	-	272,152	119,175	1,431,869	$412,523
Sharon Malka Chief Financial and Operation Officer	696,307	-	224,972	109,223	1,030,502	$296,889
Lior Rosenberg, M.D. Chief Medical Officer	757,537	-	27,304	83,283	868,124	$250,108
Sigal Aviel, Ph.D. (5) Chief R&D Officer	558,234	-	20,478	30,625	609,338	$175,551
Carsten Henke (6) Managaing Director of MediWound Germany GmbH	634,417	-	34,130	71,610	740,157	$213,240

(1)
Represents the officer’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance) and payments for social security.

(2)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2013 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers and (ii) vacation benefits.

(4)
Translated from NIS into U.S. dollars at the rate of NIS 3.471 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2013.

(5)	Dr. Aviel joined our Company in March 2013.

(6)	Mr. Henke joined our Company in July 2013.

Director Compensation

In addition to the grants of options proposed under Proposal 4 above, our compensation committee and our Board has approved compensation for our non-external directors, Messrs. Ruben Krupik, Ofer Gonen and Meron Mann and Dr. Marian Gorecki.  Their compensation is equal to the compensation that is paid to our external directors (including experts compensation).  Messrs. Krupik and Gonen, who are officers of CBI, our largest shareholder, have instructed the Company to pay their compensation to CBI. The compensation of our external directors is governed by the regulations promulgated under the Companies Law with respect to compensation of external directors. Consistent with the Compensation Regulations, we pay our external directors, the annual fee and the meeting attendance fees set forth in the Compensation Regulations for experts.  The amounts payable by a company to external directors under the Compensation Regulations are based on the amount of the company's shareholders' equity as of the end of the previous year.  Accordingly, in 2014, we pay each of our external directors at an annual rate of NIS 49,410 (approximately $14,410) per year (from the date of appointment to the Board) and NIS 3,300 (approximately $962) per meeting.

The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on July 31, 2014.

ADDITIONAL INFORMATION

 The Company’s Registration Statement, filed on Form F-1 with the SEC on March 3, 2014 and the Final Prospectus related thereto, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Yavne, Israel August 5, 2014	By order of the Board of Directors: Ruben Krupik, Chairman of the Board of Directors

EXHIBIT A

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
OF MEDIWOUND LTD. (THE “COMPANY”)

1.	OBJECTIVES OF THE COMPENSATION POLICY

This compensation policy (the “Policy”) constitutes the compensation policy (as such term is defined in the Companies Law) of the Company with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law to be made pursuant to the Policy.

This document shall apply to the Company's Office Holders:  the chief executive officer, members of the Company's executive management, each person fulfilling such positions even if his title is different and directors.

To the extent that an Office Holder's engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder's engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis

This document does not grant any rights whatsoever to an Office Holder.  The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates, in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

This document determines (among other things) the maximum values for the various components of compensation.  Awarding compensation to an Office Holder in an amount that is less than the amounts specified in this document shall not be deemed to be a deviation from the provisions of this Policy and shall not require the approval of the shareholders that is required by law in the event of deviation from the terms of the Policy.

This Policy shall apply to the terms of service and employment of office holders that are approved following the date of approval of this Policy. This Policy does not derogate from existing contractual obligations, as of the date of approval of this Policy, between the Company and its office holders.

To the extent that after the date this Policy is approved in accordance with the Companies Law there is a relief in the mandatory or minimum requirements prescribed by Applicable Law to be included in a Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

2.	DEFINITIONS

2.1.
“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.
“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Committee” means the Compensation Committee within the meaning of the Companies Law.

2.5.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.	“Director” means any member of the Board of Directors of the Company;

2.7.	“Executive” means any Office Holder including a Director in any capacity other than as a Director.

2.8.	“Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.9.
“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.11.
Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that it as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

3.	Administration

3.1.
To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

3.2.
Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board's powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

3.2.1	to interpret the Policy;

3.2.2	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

3.2.3	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Background

4.1
This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including, those listed below. As a US traded company engaged in development, manufacturing and international marketing of innovative biological based drugs, the Company competes with other companies in the same and related fields to recruit and retain managers and leading professionals. The Company's Policy was designed, among other things, to ensure the Company's ability to recruit and retain highly talented management personnel that have appropriate qualifications. The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should be competitive and should generally be within a range of between average and above average levels in comparables companies. In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.2
The Terms of Office and Engagement under which such Office Holders are retained should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company. The Terms of Office and Engagement should also reflect the notion that Executives serving in roles having responsibility over fully integrated global operations should be considered in relation to comparable global roles while Executives serving in particular localities should be considered in relation to comparable roles in such localities

4.3
In addition, the Company believes that the Terms of Office and Engagement should create appropriate incentives to the Company’s Office Holders, considering, among other things, the Company’s risk management policy and should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. With respect to risk management, the Company will strive to create balanced compensation arrangements under which an Office Holder will be, on the one hand, motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation, and, on the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company's general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

4.4
The Company, is a fully integrated biopharmaceutical company, focused on developing, manufacturing and commercializing novel products and technologies in multi geographic regions and targeted markets, that is publically traded in the United States. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges.  Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.5.
The Terms of Office and Engagement in case of a recruitment of an Office Holder should be determined after consideration is given to the terms offered to comparables Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company's ability to offer competitive terms and retain competent and capable Office Holders.

5.	SPECIFIC CONSIDERATIONS IN THE DETERMINATION OF TERMS OF OFFICE AND ENGAGEMENT.

The Company's Board and the Committee believe that for the purpose of achieving the objectives of the Company's Policy, the overall compensation of each employee and in particular of Office Holder should be comprised of a number of different components and predominantly based on the general consideration set forth in Section 5.1 below, the corporate performance criteria set forth in Section 5.2 below and the level of achievement of individual objectives set forth in Section 5.3 below.

5.1	General Considerations

5.1.1	The education, skills, expertise, professional experience, references, reputation and achievements of the Office Holder;

5.1.2	If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates;

5.1.3	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.1.4	The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.1.5	The obligations, roles and objectives imposed on such Office Holder under Applicable Law;

5.1.6	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.1.7	The then current and prospective condition of the Company's business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.1.8	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.1.9
The employment or compensation practices of comparable companies.  The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held status of companies, size, local or global operations, geographical location of employment of the company's executives, particular practices in geographical location and business conditions;

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

5.1.10	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.1.11
The ratio between the Terms of Office and Engagement of the Office Holder and the total cost of employment (as defined in the Companies Law), and specifically the average and median total cost of employment (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company. Such ratios were reviewed when composing the Policy and it was determined by the Compensation Committee and the BOD that they are reasonable and will not harm the employment environment in the Company.

5.1.12
If the Terms of Office and Engagement include variable components, the inclusion of provisions reducing variable components, at the Board’s discretion, and setting a limit to the value of an equity variable component upon its exercise;

5.1.13
If the Terms of Office and Engagement include termination grants, the term of office or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.1.14
If the Terms of Office and Engagement include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities; and

5.1.15	Such other considerations as are deemed relevant or applicable in the circumstances.

5.2.	Corporate Performance

General goals and objectives relating to Company performance (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.3.	Individual Performance

Specific performance goals or objectives defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is a fully integrated biopharmaceutical company, focused on developing, manufacturing and commercializing novel products and technologies in multi geographic regions and targeted markets, each of which may differ significantly in its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from external advisors and consultants for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, common and best labor practices and economic/cost analysis.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

6.	COMPONENTS OF TERMS OF OFFICE AND ENGAGEMENT OF AN EXECUTIVE

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

6.1	Fixed Compensation

6.1.1
In order to retain Executive, the Executives' base salary shall be reviewed annually during the course of the first quarter of each year, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope and importance to the Company's performance, all based upon the general considerations specified above.

The Executives' salary may be linked to any index.

6.1.2
Additional or related fixed benefits may include the following: Pension; Education fund; Severance pay; Managers insurance; Disability insurance; Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof) or the value of the use thereof or transportation allowance; Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof; Paid vacation, including, if applicable, the redemption thereof; Sick days; Holiday and special occasion gifts; Convalescence pay; Payments of relocation related costs; and medical insurance;

6.1.3
Exculpation and indemnification; General directors’ and officers' liability insurance, including renewals thereof, with coverage substantially similar to the coverage in effect on the date of approval of this Policy of up to USD 25 million, or as may be increased from time to time to reflect the circumstances at the time (including the Company's activities, size and status, markets at which its shares are traded etc.) and at premiums that are substantially similar to the premiums in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the foregoing circumstances (provided that the annual increase in premiums shall be up to 30% per year). The corporate retention will not exceed market customary retentions for these kind of policies; Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as "run-off" coverage in connection with a change in control; The said polices are also covering liability of directors or officers that are considered as the Company’s controlling shareholders or their relatives, as may be from time to time.

6.1.4
Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 6 months. The Compensation Committee and the Board may approve an additional termination payment for an Office Holder provided such payment does not exceed the equivalent of 6 monthly salaries. In this regard, the Compensation Committee and Board shall take into consideration the Officer Holder's term of employment, the Officer Holder's compensation during employment with the Company, the Company's performance during such period, the contribution of the Office Holder to achieving the Company's goals and the circumstances of termination, and will only be paid if the Office Holder is employed by the Company for at least 2 years and the termination is not for cause.

6.1.5
Other benefits generally provided to Company employees (or any applicable Affiliate); Other benefits or entitlements mandated by Applicable Law; Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, Change-of-control provisions, region of activity or jurisdiction.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.2	Variable Compensation

6.2.1
The Company believes that the Terms of Office and Engagement should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Accordingly, the Company believes that Variable Compensation (which may include plan-based annual bonus, special bonus and value of equity, as set forth in sections 6.2.2 and 6.2.3 hereunder) should be up to 2/3 of the overall (fixed and variable) compensation.

6.2.2	Bonuses may include plan-based annual bonuses and other bonus:

6.2.2.1    Annual Bonus Plan

(a)
With respect to each year, an Executive Management Bonus Plan (the “Annual Bonus Plan”) shall be prepared, containing a set of objectives for the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives. To the extent applicable, the Bonus Plan shall be revisited during the annual period to account for recruitments and promotions during such year.

(b)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(c)
The terms of each bonus shall apply specific weight to each criterion (if included in such bonus) in determining the resulting bonus payments based on actual achievement or occurrence against such criteria.

(d)
Notwithstanding anything to the contrary, to the extent permitted by the Companies Law, bonuses to an Executive (other than the CEO) may be determined by the CEO, in whole or in part, on the basis of criteria which is not measurable, but taking into account the contribution of the Executive to the Company and its Affiliates.

(e)
The criteria based on which the annual bonus may be paid may include corporate, strategic and financial measures, as well as leadership and management measures relating to the Executive’s business unit, department or individual performance, including: (i) contribution to the management and corporate values, vision and mission; (ii) ability to hire, manage and motivate personnel in support of Company’s objectives; and (iii) management of functions and responsibilities within set financial budgets and forecasts. The terms of the bonus plan may determine the impact of one-time events and those which are not under the control of management of the Company. In the case of partial employment, potential bonus shall be adjusted accordingly.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

(f)
The Terms of Office and Engagement of an Executive may include that a non-material portion of the bonus, which shall be up to 20%, may be granted on the basis of non-measurable criteria and/or discretionary evaluation considering the contribution of the Executive to the Company.

(g)	The bonus payable to an Executive pursuant to the Bonus Plan for a certain year shall be up to ten (10) months’ of such Executive’s monthly fixed compensation for the specific year.

(h)
Examples of measurable criteria (which may be determined on a Company-wide or divisional basis) that may be considered include: Financial results (whether GAAP or non-GAAP); Sales and marketing objectives; Productivity indices and growth in the volume of activity; Cost savings; Execution of projects; Executing Distribution Agreements; Promotion of strategic targets; Promotion of innovation; Attainment of milestones; Meeting the Company’s budget; and Compliance with corporate governance rules and regulatory requirements.

6.2.2.2     Special Bonus

(a)
The Terms of Office and Engagement of an Executive may include other bonuses (“Special Bonuses”).  Such Other Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects achievements), and may include retention and signing bonuses.

(b)	The Special Bonus payable to an Executive shall be up to four (4) months’ of such Executive’s monthly fixed compensation for the specific year.

Notwithstanding the above, under special circumstances and after reconsidering the terms of this Policy, the bonus payable to an Executive pursuant to the Bonus Plan or Special Bonus for a certain year or event may exceed the ratios set forth above, if so resolved by the Committee and the Board to be in the interest of the Company.

6.2.3	Equity Awards

6.2.3.1
Equity awards will be made in the forms prescribed by the Company’s 2014 Equity Incentive Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase Ordinary Shares of the Company, restricted stock units, restricted shares, performance based awards and any other type of equity compensation that is based on the Company's securities; and may be granted under applicable tax regimes.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

6.2.3.2
Equity awards will be subject to a vesting period (or reverse-vesting, as applicable) of no less than two (2) years (including periodic vesting dates during such period), with a minimum period of one (1) year prior the vesting of the first tranche, or as set forth in the Equity Plans and the grant agreement executed with the Executive pursuant thereto. Such minimum vesting or holding period is an appropriate incentive, on a long-term basis. However, as set forth in the Equity Plans, the Board, in its role as Equity Plan administrator shall have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes to the terms of the equity awards, as permitted under the terms of the Equity Plans.

6.2.3.3
With respect to equity awards not settled for cash, the maximum equity award annual compensation value on the date of grant for each equity award shall preserve the ratio between the fixed component and the variable component (which may include plan-based annual bonus, special bonus and value of equity), as set forth in section 6.2.1.

6.2.3.4
In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment may be applied also to Office Holders that constitute part of the same group.

6.2.3.5
The Company may approve to continue the vesting and/or the exercise eligibility of an Office Holder’s equity awards after termination of such Office Holder’s service or engagement, in excess of the provisions of the Equity Plans (including, during transition or adjustment periods or thereafter).

7.	COMPONENTS OF TERMS OF OFFICE AND ENGAGEMENT OF A DIRECTOR

The Terms of Office and Engagement of a Director may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (as defined in the Companies Law) shall also be subject to the Companies Law, and may be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1	Fees and benefits

7.1.1
Periodic fees. Fees payable with respect to a period of service, typically annual fee. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period on the fee entitlement.

7.1.2	Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent;

7.1.3	Reimbursement of expenses, including travel, stay and lodging;

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

7.1.4	Insurance, exculpation and indemnification;

7.1.5	Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.6	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.2	Equity Awards

7.2.1	The provisions of Sections 6.2.3.1, 6.2.3.2 and 6.2.3.4 shall apply to awards of equity grants to Directors.

7.2.2
With respect to equity awards to Directors not settled for cash, the maximum equity award annual compensation value on the date of grant for each equity award shall preserve the ration between the fixed component and the variable component, as set forth in section 6.2.1.

8.	RECOUPMENT

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpired to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than two years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments, (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case. Nothing in this Section  8 shall derogate or limit from any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9.	EFFECTIVENESS; TERM

9.1	The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2
The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time as the Company as the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceasing to be a Public Company.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com

10.	NON-EXCLUSIVITY OF THIS POLICY

10.1
Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2	The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11.	GOVERNING LAW

The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor Laws in any specific jurisdiction, which shall be governed by the respective Laws of such jurisdiction. Certain definitions, which refer to Laws other than the Laws of such jurisdiction, shall be construed in accordance with such other Laws.

12.	SEVERABILITY

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the applicable law as it shall then appear.

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 08-9324010 פקס: 08-9324011
42 Hayarkon st. Industrial Zone Yavne 8122745 Tel: 08-9324010 Fax: 08-9324011
E-mail: mediwound@mediwound.co.il website: www.mediwound.com